FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated October 2, 2013

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 351 1187
E-mail: aveszpremy@provida.cl

Santiago, Chile –October 2, 2013

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Andrés Veszprémy Schilling, Alternate Chief Executive Officer of AFP Provida, has reported a material event to the Superintendency of Pensions (SP), to the Superintendency of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

Pursuant to the provisions of articles 9 and 10 of Law 18.045, and General Rule No. 30 of the Superintendency of Securities and Insurance, and duly empowered, I hereby inform you, as a material disclosure, that:

AFP Provida S.A. (the “Company” or “Provida”) was informed that on October 1, 2013 its parent had changed.

MetLife Chile Acquisition Co. S.A. (the "Bidder") declared that its tender offer in Chile, for up to 100% of common shares of a single series, with no par value, fully subscribed and paid, issued by the Company ("Share" or "Shares") in the terms specified in the initial notice published in the newspapers El Mercurio and La Tercera on August 28, 2013 (“Offer in Chile”), was successful. The Bidder received acceptances of the Offer in Chile for a total of 58,949,845 shares, representing 17.79% of the total shares of Provida.

Additionally, the Bidder conducted a tender offer in the United States for 100% of the shares held by U.S. holders, and up to 100% of the shares represented by American Depositary Shares ("ADSs") held by all holders of ADSs, wherever located ("Offer in the U.S."). The Company was informed that the Bidder received acceptances for 4,631,368 ADSs, representing 69,470,520 shares, and additionally, it received acceptances for 220.508 ADSs representing 3,307,620 shares under the mechanism of "guaranteed delivery" as defined in the United States Securities Exchange Act (the "Exchange Act"), which have been accepted for payment subject to fulfillment of the requirements of such mechanism.

Finally, as agreed in the "Transaction Agreement", signed on February 1, 2013, among Banco Bilbao Vizcaya Argentaria S.A. ("BBVA"), BBVA Inversiones Chile S.A. (together with BBVA, the "BBVA Parties"), MetLife, Inc. ("MetLife") and the Bidder, the Company was informed that on October 1, 2013 (the “Closing Date”), the BBVA Parties had transferred to the Bidder, total control over all the shares issued by the Chilean closely held corporation called Inversiones Previsionales S.A. (“Inversiones Previsionales”), Chilean Tax ID No 76,266,631-6, less one of these shares which was transferred to Inversiones MetLife Holdco Tres Limitada, Chilean Tax ID No 76,265,745-7, thereby indirectly transferring on that date to the Bidder, control over 171,023,573 shares (representing approximately 51.62% of the Shares) held by Inversiones Previsionales.

As a result, as of the Closing Date, the Bidder became, directly and indirectly, the owner and controller of 299,443,938 shares (including shares represented by ADSs and 46,445 shares of which were indirectly held by MetLife before the tender offers were commenced, which were sold to the Bidder in the Offer in Chile), representing, in the aggregate, 90.38% of the shares of Provida. This amount may increase by up to 3,307,620 shares to be acquired in accordance with the U.S. Offer, subject to compliance with the requirements for the mechanism of "guaranteed delivery" referred to in the Exchage Act, through which the percentage of control might increase to a total of 91.38%.

As reported in the prospectus for the Offer in Chile, the ultimate controller of the Bidder, and therefore of Provida as of October 1, 2013, is MetLife, Inc. a New York Stock Exchange listed company duly incorporated in accordance with the laws of the State of Delaware, U.S.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	October 2, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 2, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.